101 Courageous Drive League City, Texas 77573 Phone: (281) 538-6000 Toll Free: (800) 628-3910 Fax: (281) 538-4730 www.eaglebroadband.com

September 27, 2007

Mr. Derek Swanson	Via facsimile: (202) 772-9205

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, D.C. 20549

Re:

Eagle Broadband, Inc.

Registration Statement on Form S-1

Filed August 28, 2007

File No. 333-145749

Dear Mr. Swanson:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Eagle Broadband, Inc. (“the Registrant”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to the withdrawal of its Registration Statement on Form S-1 (File No. 333-145749), together with all exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement was initially filed with the Commission on August 28, 2006.  There was no circulation of preliminary prospectuses in connection with the proposed transaction, the Registration Statement was not declared effective by the Commission, and none of the Registrant’s securities were sold pursuant to the Registration Statement.

This Request for Withdrawal is based upon the Registrant’s conclusion that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible.

Please fax a copy of the order to my attention, at 281-538-4730.  If you have any questions or comments relating to this request for withdrawal, please contact me at 281-538-6019.

Sincerely,

EAGLE BROADBAND, INC.

/s/ Brian Morrow
Brian Morrow
Chief Operating Officer